SEC
Mail Processing
Section

FEB 24 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teachers Financial Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23441 South Pointe Drive Suite 150
(No. and Street)

Laguna Hills (City) CA (State) 92653 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Ferraro (949) 598-7082
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarvaran, Askelson and Company
(Name – *if individual, state last, first, middle name*)

23974 Aliso Creek Road Suite 395 Laguna Niguel CA 92677
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12014813

KW 4/2

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 4/03

OATH OR AFFIRMATION

I, Robert D. Ferraro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teachers Financial Investment Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N.A.

Robert D. Ferraro
Signature

Vice - President
Title

Amita C. Dejwan
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Orange)

On February 17, 2012 before me, Amita C. Dejwan, Notary Public
(insert name and title of the officer)

personally appeared Robert D. Ferraro,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________ (Seal)

AMITA C. DEJWAN
COMM. # 1813845
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires SEPT 19, 2012
RRS2 RRS2

TEACHERS FINANCIAL INVESTMENT CORPORATION
SEC ID No. 8-67549

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For The Year Ended December 31, 2011

with

INDEPENDENT AUDITORS' REPORT THEREON

and

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

Table of Contents

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Teachers Financial Investment Corporation

We have audited the accompanying statement of financial condition of Teachers Financial Investment Corporation (the "Company") as of December 31, 2011, and the related statements of operations and stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teachers Financial Investment Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 16, 2012

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

TEACHERS FINANCIAL INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

		December 31, 2011
ASSETS		
Cash	$	11,821
Prepaid Expenses		255
Commissions receivable		1,965
	$	14,041
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	1,579
Commissions payable		3,538
Total current liabilities		5,117
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value; 10,000,000 shares authorized; 5,005,000 shares issued and outstanding		60,922
Retained earnings (deficit)		(51,998)
Total stockholders' equity		8,924
	$	14,041

See independent auditors' report and accompanying notes to financial statements

TEACHERS FINANCIAL INVESTMENT CORPORATION

STATEMENT OF OPERATIONS

	For The Year Ended December 31, 2011
Revenues:	
Commission income	23,743
Expenses:	
Commission expense	18,826
Professional fees	11,100
Other general and administrative	9,944
Total expenses	39,870
Loss from operations	(16,127)
Other income:	
Interest income	5
Net loss	$ (16,122)

See independent auditors' report and accompanying notes to financial statements

TEACHERS FINANCIAL INVESTMENT CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY

	Stockholders' Equity		Retained	Stockholders'
	Shares	Amount	Earnings (deficit)	Equity
Balance at January 1, 2011	5,005,000	$ 48,222	$(35,876)	$12,346
Paid in capital	-	12,700	-	12,700
Net loss	-	-	(16,122)	(16,122)
Balance at December 31, 2011	5,005,000	$60,922	$ (51,998)	$8,924

See independent auditors' report and accompanying notes to financial statements

TEACHERS FINANCIAL INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

	For The Year Ended December 31, 2011
Cash flows from operating activities:	
Net loss	$ (16,122)
Changes in operating assets and liabilities:	
Prepaid expenses	1,940
Commissions receivable	(1,355)
Accounts payable and commissions payable	1,023
Net cash used in operating activities	(14,514)
Cash flows provided by financing activities:	
Paid in capital	12,700
Net increase in cash and cash equivalent	(1,814)
Cash and cash equivalent, beginning of year	13,635
Cash and cash equivalent, end of year	$ 11,821
Supplemental disclosure of cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

See independent auditors' report and accompanying notes to financial statements

NOTE 1 – GENERAL

Teachers Financial Investment Corporation (the "Company") was incorporated on August 2, 2006. The Company's business is based on assisting the teaching community with its 403(b) TSA and other investment needs. The Company was registered as a broker-dealer under the Securities and Exchange Act of 1934 on August 3, 2007. The Company commenced security transactions in October 2007.

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company is engaged in limited business (mutual funds and variable annuities only), and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of rule 15c3-3.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2011, the Company had net capital of $6,704, which was $1,704 in excess of the required minimum net capital, and had a ratio of aggregate indebtedness to net capital of 76.33 to 1 as of December 31, 2011.

Cash

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") limits per customer per financial institution, respectively. At December 31, 2011, the Company has no cash balance that was in excess of the FDIC and SIPC limits, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

Five customers accounted for all of the Company's revenues in 2011, including three customers accounting for approximately 95% of the Company's revenues.

Cash Equivalent

The Company considers all highly liquid investments with original maturities of three months or less when purchased, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates affect the reported amounts of revenues and expenses during the reporting period.

Revenue Recognition

Commission income is related to mutual fund and variable annuity and is recorded upon the close of the related transaction.

Liquidity and Risks

The Company has a limited operating history and relies on a small group of customers for all of its operating cash flow.

The Company's continued operational success is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations to fund its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Accounting Standard Codification 350, Goodwill and Other ("ASC 350") formerly Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with ASC 350, no amortization is recorded for goodwill with indefinite useful life.

NOTE 3 - RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 4 - SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is not subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment as the Company is engaged in mutual funds and variable annuities only.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

TEACHERS FINANCIAL INVESTMENT CORPORATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		As of December 31, 2011
Net capital:		
Total stockholders' equity from statement of financial condition	$	8,924
Deductions:		
Other unallowable assets		2,220
Net capital		6,704
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $5,117 or $5,000)		5,000
Excess net capital	$	1,704
Aggregate indebtedness	$	5,117
Ratio of aggregate indebtedness to net capital		76.33 to 1

NOTE - A reconciliation of the above net capital with the Company's corresponding unaudited Form X-17a-5, Part IIA is summarized as follows:

Net capital per computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$	6,704
Reconciling items:		
Miscellaneous adjustments to net income		-
Net capital per above	$	6,704

See independent auditors' report and accompanying notes to financial statements

TEACHERS FINANCIAL INVESTMENT CORPORATION

SCHEDULE II - COMPUTATION FOR DETERMINATIONOF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2011

The Company is claiming an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(i)

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2011

The Company is claiming an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(i)

TEACHERS FINANCIAL INVESTMENT CORPORATION

SCHEDULE IV - SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2011

Not Applicable

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Teachers Financial Investment Corporation

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Teachers Financial Investment Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC], solely to assist you and the other specified parties in evaluating Teachers Financial Investment Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Teachers Financial Investment Corporation's management is responsible for the Teachers Financial Investment Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
February 16, 2012

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Teachers Financial Investment Corporation

In planning and performing our audit of the financial statements of Teachers Financial Investment Corporation (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by the rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 16, 2012



TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

ORANGE COUNTY
O: (949) 360-0545
F: (949) 606-0329

SAN DIEGO
O: (760) 683-9545
F: (760) 683-6798